Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. TO PARTICIPATE IN

TORREY HILLS CAPITAL RESOURCE EXECUTIVES CONFERENCE

Thousand Oaks, CALIFORNIA, November 2, 2023 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, NASDAQ: KGEI) announced today that Wolf Regener, President and CEO, and Gary Johnson, Vice President and CFO, are scheduled to participate in the Torrey Hills Capital Resource Executives Conference.

Torrey Hills Capital Resource Executives Conference

Location: Morgan Run Club and Resort, Rancho Santa Fe, California

Date: November 14th to November 16th, 2023.

Information: www.torreyhillscapital.com/conference-2023

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com